BARNETT & LINN
ATTORNEYS AT LAW
1600 E. Florida Avenue, Suite 214 • Hemet, CA 92544
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

January 20, 2020

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:     Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Martin James, Senior Advisor

Effie Simpson, Staff Accountant

Re:       Centennial Growth Equities, Inc. (“Registrant” and/or “Company”)

Amendment No. 1 to Registration Statement on Form 10-12G

Filed on December 28, 2020                 File No. 000-56234

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form 10 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated January 19, 2021 (“Comment Letter”).

Form 10-12G filed December 28, 2020

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	In accordance with your comment, we have removed the name of the company from the end of the first paragraph.

Interim Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019 (Unaudited), page F-12

2.	In accordance with your comment, we have corrected the total amount of the Total Liabilities plus the Stockholders’ Deficit section of September 30, 2020 to $3,000 instead of zero.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

WILLIAM B. BARNETT

WBB: lg
cc/ Mr. O’Rourke, CEO